ORTHOGONAL THINKER, INC.

Financial Statements for The Years Ended December 31, 2017 & 2016

October 2, 2018



Independent Auditor's Report

To Management
Orthogonal Thinker, Inc.
Dover, DE

We have audited the accompanying balance sheet of Orthogonal Thinker, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orthogonal Thinker, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 2, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ORTHOGONAL THINKER, INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 31,235	$ -
Prepaid Expenses	58,601	-
TOTAL CURRENT ASSETS	89,836	-
NON-CURRENT ASSETS		
Fixed Assets	5,943	-
Accumulated Depreciation	(849)	-
Intellectual Property	25,000	-
Investments	125,277	
TOTAL NON-CURRENT ASSETS	155,371	-
TOTAL ASSETS	$ 245,207	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	12,885	-
TOTAL CURRENT LIABILITIES	12,885	-
NON-CURRENT LIABILITIES		
Convertible Notes Payable	326,994	-
TOTAL LIABILITIES	339,879	-
SHAREHOLDERS' EQUITY		
Common Stock (4,450,000 shares authorized, shares issued, and outstanding. $.0001 par value)	445	-
Retained Earnings (Deficit)	(95,117)	-
TOTAL SHAREHOLDERS' EQUITY	(94,672)	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 245,207	$ -

See accompanying notes.

ORTHOGONAL THINKER, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 137,597	$ -
Cost of Goods Sold	(107,618)	-
Gross Profit	29,979	-
Operating Expense		
General & Administrative	46,355	-
Rent	34,325	-
Legal Expenses	17,218	-
Auto Lease & Expense	9,882	-
Professional Fees	7,395	-
Advertising & Promotion	4,125	-
Depreciation	849	-
Product Research	722	-
	120,871	-
Net Income from Operations	(90,892)	-
Other Income (Expense)		
Refundable Income	1,838	-
Settlement Expense	(3,333)	-
Interest Expense	(1,393)	-
Organizational Expense	(1,337)	-
Net Income	$ (95,117)	$ -

See accompanying notes. 2

ORTHOGONAL THINKER, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (95,117)	$ -
Depreciation	849	-
Change in Prepaid Expenses	(58,601)	-
Change in Accounts Payable	12,885	-
Net Cash Flows From Operating Activities	(139,984)	-
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(5,943)	-
Change in Intellectual Property	(25,000)	-
Change in Investments	(125,277)	-
Net Cash Flows From Investing Activities	(156,220)	-
Cash Flows From Financing Activities		
Change in Convertible Notes Payable	326,994	-
Proceeds from the Issuance of Common Stock	445	-
Net Cash Flows From Financing Activities	327,439	-
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	31,235	-
Cash at End of Period	$ 31,235	$ -

See accompanying notes.

ORTHOGONAL THINKER, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

	2017	2016
Starting Equity (Deficit)	$ -	$ -
Issuance of Common Stock	445	-
Dividends Paid	-	-
Net Income (Loss)	(95,117)	-
Ending Equity (Deficit)	$ (94,672)	$ -

See accompanying notes.

ORTHOGONAL THINKER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 & 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Orthogonal Thinker, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware and Hawaii. The Company is an investment holding company that seeks to earn a long-term return for its shareholders on its portfolio of innovative development and early growth stage companies.

As of December 31, 2017, the Company has one wholly owned subsidiary under the name of Boardbrokers Hawaii, Inc. This subsidiary operates as an online source for hardwood flooring.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Accounts Receivable are accounted for at cost. Management has not yet experienced any situations resulting in uncollectible amounts and does not believe that estimating allowance of doubtful accounts is materially applicable to their current situation.

Fixed Assets

The Company capitalizes fixed assets with a useful life of greater than one year, and a purchase price of more than $1,000. The Company calculates depreciation using the straight-line method over management's estimate of each asset's useful life.

Leases

The Company occupies office space under an operating lease arrangement ending in December 2017. There are no future minimum payments due under the lease. There are no provisions for renewal, purchase options, and/or escalations clauses related to the lease.

Intellectual Property

The Company's intellectual property consists of a trademark to which the Company obtained usage rights in a legal settlement. Under the settlement, the Company was required to make four monthly payments to the original trademark holder totaling $25,000 through the end of 2017. The trademark has an indefinite useful life and is not subject to amortization.

Consolidation

The Company consolidates entities that management considers the Company has acquired control of based on the percentage of stock owned or other factors acceptable under GAAP. As of December 31, 2017, Boardbrokers Hawaii, Inc. was the only company that met the criteria for consolidation in the Company's financial statements.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the States of Delaware and Hawaii. The Company incurred net operating losses during tax years 2017 and 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's federal tax filing for 2016 and 2017 will be subject to review by the Internal Revenue Service until 2020 and 2021, respectively. The Company's 2016 and 2017 Delaware Annual Report will be subject to review by that State until 2020 and 2021, respectively.

The Company registered as a foreign entity in Hawaii on January 24, 2017. The Company is subject to franchise tax in the State of Delaware and income tax in the State of Hawaii.

Advertising & Marketing

Advertising costs are expensed as incurred.

NOTE C- NOTES PAYABLE

As of the balance sheet date, the Company has a convertible notes payable outstanding that will mature on February 1, 2020. This accrues interest at the rate of 1% per annum. The aggregate principal amount of the loans is approximately $325,601. At maturity, the notes payable may be converted into newly issued shares of stock at a rate and other specified terms yet to be determined. The newly issued stock will carry no voting rights.

NOTE D- INVESTMENTS

The Company's investments include: Airbnb, Kassen Company, Aquila Services Inc, Christina Seeds Inc, Kitchen Nation, and Surya Spa. The Company consolidated only its wholly owned subsidiary, Boardbrokers Hawaii, Inc. Since the subsidiary is wholly owned and has commenced operations resulting in net income, control of Boardbrokers Hawaii, Inc. can reasonably be considered to have a material effect on the Company's financial statements.

The Company reports unconsolidated investments using the cost-method under FASB ASC 325-20-50. The fair value of cost method investments is not estimated because it is not practicable to do so, and because the Company is exempt from the requirement of estimating the fair values of its unconsolidated investments under FASB ASC 825-10. The values of cost-method of investments are periodically tested for impairment. As of December 31, 2017, the Company had recognized no impairment losses related to its unconsolidated investments.

NOTE E- EQUITY BASED COMPENSATION

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

The Company has authorized up to 550,000 options that are convertible into one share of common stock each. As of December 31, 2017, no options have been issued.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 2, 2018, the date that the financial statements were available to be issued.